Pacific Century Securities, LLC

November 17, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altech Digital Co., Ltd. Registration Statement on Form F-1, as amended (File No. 333-289757) Request for Acceleration of Effectiveness

Ladies and Gentlemen,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Pacific Century Securities, LLC, as representative of the underwriters of the offering, hereby joins the request of Altech Digital Co., Ltd. that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it may become effective at 4:30 p.m., Eastern Time, on November 19, 2025, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Best Regards,

PACIFIC CENTURY SECURITIES, LLC

By:	/s/ Francis K. Ong
Name:	Francis K. Ong
Title:	Chief Executive Officer

cc:	Loeb & Loeb LLP Sichenzia Ross Ference Carmel LLP